

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via E-mail
Bradley Rosen
President
Oraco Resources, Inc.
605 West Knox Road, Suite 102
Tempe, AZ 85284

> **Re: Oraco Resources, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed January 24, 2012**
> **Current Report on Form 8-K**
> **Filed November 29, 2011**
> **File No. 000-54472**

Dear Mr. Rosen:

We have reviewed your filings and have the following comments.

Amendment No. 2 to Current Report on Form 8-K Filed on January 24, 2012

Cover Page of Form 8-K/A

1.   Based on your page 17 "Office Premises" disclosure, it appears that the company's offices are no longer located at the address indicated on the cover page. Please update the address information accordingly, including disclosure in footnote (1) to the "Security Ownership of Management" table on page 38.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

2.   We note your revised disclosure in response to comment one in our letter dated October 27, 2011. As indicated in our prior comment, ORI and Jyork are now wholly-owned subsidiaries of your company so disclosure stating that "ORI is controlled by Gregg Johnson and Jyork is controlled by Charles Huggins" would not reflect your current corporate structure. Based on your response to comment 13 in our letter dated October 27, 2011, you may revise your disclosure to state that Otoro Holdings, LLC, a company controlled by Charles Huggins and a former shareholder of both ORI and Jyork, controls 49.2% of the equity interest in the company. Please advise or otherwise revise your disclosure accordingly.

Business Development, page 4

3.   We note your revised disclosure in response to comment three in our letter dated October 27, 2011. With respect to the Nimini Hills disclosure, please reinstate the 70/30 split in the ownership of the joint venture as contemplated by Section 3 of the Memorandum of Understanding (Exhibit 99.4), and further disclose that "1% on turnover shall be paid to Nimikoro Chiefdom for chiefdom development purposes." Briefly explain the meaning of the term "turnover," the party who will be responsible for such payment, as well as the nature of the "chiefdom development purposes" intended by the parties.

Business of Oraco Resources, page 6

4.   We note your revised disclosure in response to comment four in our letter dated October 27, 2011. Please revise your disclosure to elaborate on the basis for your belief that with $5 million you should be able to attain a significant initial production of gold. Please also provide an objective criterion of what constitutes a "significant initial production" or "significant annual diamond production yields."

Environmental Regulation, page 25

5.   We note your revised disclosure in response to comment nine in our letter dated October 27, 2011.   Please revise your disclosure to indicate the jurisdiction which covers the application of the Environmental Protection Agency Act of 2008 and The Mines and Minerals Act of 2009, and whether the Minister of Mines has undertaken the environmental assessment discussed in your disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 42

Transactions with Related Persons, page 42

6.   We note your response to comment 13 in our letter dated October 27, 2011. Please disclose here that Mr. Huggins is the owner of Otoro Holdings, LLC, your largest shareholder, as well as the terms of his consulting arrangement with the company.

Item 9.01 Financial Statements and Exhibits, page 49

7.   We note your response to comment 14 in our letter dated October 27, 2011 as well as each memorandum of understanding filed as Exhibits 99.3 through 99.5. Please confirm that these are the final agreements entered among the parties and that there are no other separately executed agreements related to the terms of each memorandum of understanding.

Current Report on Form 8-K Filed on November 29, 2011

8.   We note that your investor presentation discloses an estimate of diamondiferous gravel that appears to not meet the standards of a proven or probable reserve. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release) which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

9.   We note you refer to your company as both a "diamond and gold mining and export company" in your exhibit number 99.2. Without a mineral reserve, your company must be in the exploration stage as defined by paragraph (a)(4)(i) of Industry Guide 7. As such, please ensure all disclosure refers to your company as an exploration stage company until you have defined a mineral reserve.

You may contact John Coleman, mining engineer, at (202) 551-3610 if you have any questions regarding comments on mining and related matters. Please contact Era Anagnosti, staff attorney, at 202-551-3369, or me with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Jennifer Trowbridge, Esq.